SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

Zé DELIVERY DE BEBIDAS

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PERSONAL PRESENTATION



Rodolfo Chung

CEO Zé Co.

20 Years, trainee AmBev 2002

Academic Background

BA Business Administration
FEA-USP 2000

MBA
Harvard Business School 2007

Professional Experience

ABI CHINA
2007-2016
Several positions including Reg. Sales Dir., Zone PPM and Trade Mkt Dir.

ZX Ventures APAC S
2016-2020
General Manager (GM)

BU Brazil
Jun/20 - Now
VP Direct to Consumer (DTC)
CEO Zé Co. Brazil

CREATING AN AMBIDEXTROUS ORGANIZATION

Dream, People, Culture



Re-invest in brands through expansion or M&A
Value Flywheel
Optimize its operations and maximize synergies
Deliver superior margins >> deleverage
Identify customer's pain points
Leverage assets, "rights of way" to solve
Growth Flywheel
Unlock value through new business models and innovations
Deliver superior experience and revenue growth

Technology Enablers

"Uma empresa não precisa abandonar o seu passado para preparar-se para o futuro"(1)

"a company does not have to escape its past to renew itself for the future"

(1) Source: C. O'Reilly and M. Tushman, Harvard Business Review, 2004

AMBEV LEVERAGING DTC TO BECOME CLOSER TO CONSUMERS

WHY

1 Grow per capita by solving **old consumer pain points**, enabled by tech

- Disrupt the **"Price vs. Convenience vs. Experience" trade-offs**
- Increase **immediate availability of Cold Beer**
- Democratize access to **full portfolio** of beverages in Brazil
- Ease pain points from the **bulkiness** of beverage category
- Eliminate pain points related to **RGB**

2 Unlock **new revenue growth** engines and deliver volume

- Create value with **new revenue streams** such as industry take rates, Ad sales.
- Increase the **volumes** of AmBev sales
- Premiumize the **mix** of products

3 Grow **bottom line** by optimizing RTC chain, building last mile efficiencies.

- Build alternative **streamlined** Route to Consumers
- **Build a beverages' Last Mile ecosystem** with optimal cost.
- Improve the **mix** of products (e.g. Returnable Glass Bottles)

4 Future-proof AmBev by being closer to consumers enabled by **data & insights**

- Collect **primary data** to complement other sources (data driven organization)
- Become preferred channel for pre-testing and pilots of **innovations**
- Enable Ambev's more **targeted media.**
- Generate **insights** (other categories, consumers) through proximity

Capitalizing on the headstart we have, DTC will unlock long term value for AmBev while helping future-proof it

SIMPLE BUT REAL SHOPPER PROBLEM

Trade-off Convenience or Price? With technology, we can have both


PRICE
At supermarket prices
COLD
With a great assortment
FAST
Reliable and cost efficient

> *"All deserve their beverage, how, where and when they want"*
>
> Zé

THE BUSINESS MODEL

We created an ecosystem through a marketplace

Connecting consumer demand, sellers and courier supply capacity. In the industry, we create high value for consumers like no other solution before.



Product
Product
Couriers
Delivery
Fees
Payments
Consumers
Order
Order
Sellers
Take
rate
Incentives
Margin
Recomposition
RTM
Industry

Our Business Model

unique proposition



Beverages Specialist

Sellers providing great service level, with margins

Couriers are seller based: sustainable NPS and abled for RGB

Supermarket prices, attractive delivery fees

Consumer experience

HOW ARE WE NOW

ORDERS

aprox. **6%** of Ambev Vol.



5.9 M
Q4/19
Q2/20
Q4/20
Q2/21
Q4/21

CITIES

~55% Brazil Pop.



297
Dec 19
Jun 20
Dec 20
Jun 21
Dec 21

POCs

NPS Dec 2021: **71**



3.2k
Dec 19
Jun 20
Dec 20
Jun 21
Dec 21

MAU (Monthly Active Users)

NPS Dec 2021: **82**



4.9 M
Q4/19
Q2/20
Q4/20
Q2/21
Q4/21

COURIERs

NPS Dec 2021: **57**



40.3k
Dec 19
Jun 20
Dec 20
Jun 21
Dec 21

FINANCIAL IMPACT

UNIT ECONOMICS EVOLUTION



2021
Q4 21
45%
77%

UNIT ECONOMICS PER ORDER



Service Level
Net Revenue
Comm. Agreement
Production and Distribution Cost
Last Mile
Coupons
Commercial Expenses
Commercial Results
Op. Incentive
Freight subsidy
Net Revenue
Comm. Agreement
Production and Distribution Cost
Last Mile
Coupons
Commercial Expenses
Commercial Results
Mix Impact
Commercial Result with Mix

Reference AOV **R$50**

102%	81%	-104%	Zé Specific Costs	69%	59%	+18%	77%
Margin Capture	*Better Negotiation (Service Level)*			*Marketing Growth*			

vs. Supermarket

*Q4 2021

FINANCIAL IMPACT

UNIT ECONOMICS EVOLUTION



+176%
Q121
Q221
Q321
Q421

MAIN DRIVERS (vs SUPERMARKET)

POSITIVE MIX IMPACT



RGB (ex-HE)
HIGH END
RGB (ex-HE)
HIGH END

LAST MILE COST/order



-39%
Q1 21
Q2 21
Q3 21
Q4 21

OPERATIONAL INCENTIVE/order



-47%
Q1 21
Q2 21
Q3 21
Q4 21

BEYOND THE METRICS

Zé has potential to become an iconic love brand.
It's already part of the popular culture.


AWARENESS
Source: Opinion Box
39
51
Jul 21
Aug 21
Sep 21
Oct 21
Nov 21
Dec 21

MORE TO COME...

NON-AMBEV PRODUCTS

Total Addressable Market for Zé Delivery (R$ GMV)

Beer off-trade + Snacks & Beverage (convenience occasions)

Beer off-trade (convenience occasions)

Beer off-trade eCommerce

Zé Delivery (beer)



~R$110B
~R$17B
~R$4B

Source: Euromonitor

UX IMPROVEMENT



PODE
CONTAR
COM O
Zé

OMNICHANNEL EXPERIENCE



NEW DELIVERY MODELS

DARKSTORES EXPANSION

SHARED WAREHOUSES

CASHBACK

REWARDS PROGRAM

INVESTOR DAY

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th